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13014646   549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40219

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/12_____ AND ENDING_____12/31/12_____

                                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lee Financial Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

2756 Woodlawn Drive   Suite 6-201
                                  (No. and Street)

Honolulu   Hawaii   96822
          (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Nora Simpson   (302) 897-6782
                                                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tait, Weller & Baker LLP
                                  (Name – *if individual, state last, first, middle name*)

1818 Market Street, Suite 2400   Philadelphia   PA   19103
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

        ☒ Certified Public Accountant

        ☐ Public Accountant

        ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __Nora Simpson__ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Lee Financial Securities, Inc.__ , as
of __December 31__ , 20 __12__ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____


Nora Simpson
Signature

__Chief Financial Officer__
Title


_____
Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Auditors' Report On Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

LAWRENCY LEROY
NOTARY PUBLIC, STATE OF DELAWARE
My Commission Expires November 28, 2016



CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Lee Financial Securities, Inc.
Honolulu, Hawaii

Report on the Financial Statements
We have audited the accompanying statement of financial condition of Lee Financial Securities, Inc., as of December 31, 2012, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatements, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risk of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lee Financial Securities, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Board of Directors
Lee Financial Securities, Inc.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in pages 3, 4, 6 and 7 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in pages 3, 4, 6 and 7 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in pages 3, 4, 6 and 7 is fairly stated in all material respects in relation to the financial statements as a whole.

Tait, Weller & Baker LLP

Philadelphia, Pennsylvania
February 27, 2013

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER   Lee Financial Securities, Inc.

N3 | | | | | | | | | | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY)   12/31/12 | 99
SEC FILE NO.   8-40219 | 98
Consolidated [ ] | 198
Unconsolidated [X] | 199

	Allowable		Non-Allowable		Total	
1. Cash .... $	15,112	200			$ 15,112	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other		300	$	550		810
3. Receivable from non-customers		355		600		830
4. Securities and spot commodities owned at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430				850
5. Securities and/or other investments not readily marketable:						
A. At cost $ _____ 130						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ _____ 150						
B. Other securities $ _____ 160						
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $ _____ 170						
B. Other securities $ _____ 180						
8. Memberships in exchanges:						
A. Owned, at market $ _____ 190						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480	104,566	670	104,566	910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		920
11. Other assets		535		735		930
12. TOTAL ASSETS .... $	15,112	540	$ 104,566	740	$ 119,676	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER   Lee Financial Securities, Inc.   as of _____ 12/31/12

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND
CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255] ▾13 $	[1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	▾10 [1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased,			
at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities,			
expenses and other	123 [1205]	[1385]	123 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211] ▾12	[1390] ▾14	[1700]
19. E. Liabilities subordinated to claims			
of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders ▾9 $ _____ [970]			
2. includes equity subordination (15c3-1(d))			
of . . . $ _____ [980]			
B. Securities borrowings, at market value		[1410]	[1720]
from outsiders $ _____ [990]			
C. Pursuant to secured demand note			
collateral agreements		[1420]	[1730]
1. from outsiders $ _____ [1000]			
2. includes equity subordination (15c3-1(d))			
of . . . $ _____ [1010]			
D. Exchange memberships contributed for			
use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not			
qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 123 [1230]	$ [1450]	$ 123 [1760]

Ownership Equity

21. Sole Proprietorship .... ▾15 $	[1770]
22. Partnership (limited partners) .... ▾11 ($ _____ [1020])	[1780]
23. Corporation:	
A. Preferred stock	[1791]
B. Common stock 2,500	[1792]
C. Additional paid-in capital 546,226	[1793]
D. Retained earnings .... (429,171)	[1794]
E. Total 119,555	[1795]
F. Less capital stock in treasury .... ▾16 (	[1796]
24. TOTAL OWNERSHIP EQUITY .... $ 119,555	[1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY .... $ 119,678	[1810]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Lee Financial Securities, Inc.	as of _____ 12/31/12

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition .... $ _____ 119,555 | 3480 |
2. Deduct ownership equity not allowable for Net Capital .... [19] (_____) | 3490 |
3. Total ownership equity qualified for Net Capital .... 119,555 | 3500 |
4. Add:
   A. Liabilities subordinated to claims of general creditors allowable in computation of net capital .... _____ | 3520 |
   B. Other (deductions) or allowable credits (List) .... _____ | 3525 |
5. Total capital and allowable subordinated liabilities .... $ _____ 119,555 | 3530 |
6. Deductions and/or charges:
   A. Total non-allowable assets from
      Statement of Financial Condition (Notes B and C) .... [17] $ _____ 104,566 | 3540 |
   B. Secured demand note delinquency .... _____ | 3590 |
   C. Commodity futures contracts and spot commodities –
      proprietary capital charges .... _____ | 3600 |
   D. Other deductions and/or charges .... _____ | 3610 | (_____ 104,566) | 3620 |
7. Other additions and/or allowable credits (List) .... _____ | 3630 |
8. Net capital before haircuts on securities positions .... [20] $ _____ 14,989 | 3640 |
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):
   A. Contractual securities commitments .... $ _____ | 3660 |
   B. Subordinated securities borrowings .... _____ | 3670 |
   C. Trading and investment securities:
      1. Exempted securities .... [18] _____ | 3735 |
      2. Debt securities .... _____ | 3733 |
      3. Options .... _____ | 3730 |
      4. Other securities .... _____ | 3734 |
   D. Undue Concentration .... _____ | 3650 |
   E. Other (List) .... _____ | 3736 | (_____) | 3740 |

10. Net Capital .... $ _____ 14,989 | 3750 |

OMIT PENNIES

[30]

The Net Capital as reported in the Company's unaudited
FOCUS report agrees with the audited Net Capital reported above.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Lee Financial Securities, Inc.   as of _____ 12/31/12 _____

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$ 8	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$ 5,000	3760
14. Excess net capital (line 10 less 13)	$ 9,989	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) 22	$ 8,989	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition .... $ 123 3790

17. Add:
   A. Drafts for immediate credit ....21 $ _____ 3800
   B. Market value of securities borrowed for which no equivalent value
        is paid or credited ....$ _____ 3810
   C. Other unrecorded amounts (List) ....$ _____ 3820 $ _____ 3830

18. Total aggregate indebtedness .... $ 123 3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10) .... %   0.82% 3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) .... %   0.00% 3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3
    prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits .... $ _____ 3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of
    subsidiaries computed in accordance with Note (A) ....23 $ _____ 3880
23. Net capital requirement (greater of line 21 or 22) .... $ _____ 3760
24. Excess capital (line 10 less 23) .... $ _____ 3910
25. Net capital in excess of the greater of:
    A. 5% of combined aggregate debit items or $120,000 .... $ _____ 3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each
    subsidiary to be consolidated, the greater of:
    1. Minimum dollar net capital requirement , or
    2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.
(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form
    and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable
    assets.
(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Lee Financial Securities, Inc.

For the period (MMDDYY) from₂₄ 010112 |3932| to 123112 |3933|
Number of months included in this statement 12 |3931|

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:
   a. Commissions on transactions in exchange listed equity securities executed on an exchange .... $ _____ |3935|
   b. Commissions on listed option transactions .... ₂₅ _____ |3938|
   c. All other securities commissions .... 178 |3939|
   d. Total securities commissions .... |3940|
2. Gains or losses on firm securities trading accounts
   a. From market making in options on a national securities exchange .... |3945|
   b. From all other trading .... |3949|
   c. Total gain (loss) .... |3950|
3. Gains or losses on firm securities investment accounts .... |3952|
4. Profit (loss) from underwriting and selling groups .... ₂₆ _____ |3955|
5. Revenue from sale of investment company shares .... 293,585 |3970|
6. Commodities revenue .... |3990|
7. Fees for account supervision, investment advisory and administrative services .... |3975|
8. Other revenue .... |3995|
9. Total revenue .... $ 293,763 |4030|

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers .... |4120|
11. Other employee compensation and benefits .... 248,019 |4115|
12. Commissions paid to other broker-dealers .... |4140|
13. Interest expense .... |4075|
    a. Includes interest on accounts subject to subordination agreements .... _____ |4070|
14. Regulatory fees and expenses .... 15,359 |4195|
15. Other expenses .... 87,322 |4100|
16. Total expenses .... $ 350,700 |4200|

NET INCOME

17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16) .... $ (56,937) |4210|
18. Provision for Federal income taxes (for parent only) .... ₂₈ _____ |4220|
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above .... |4222|
    a. After Federal income taxes of .... _____ |4338|
20. Extraordinary gains (losses) .... |4224|
    a. After Federal income taxes of .... _____ |4239|
21. Cumulative effect of changes in accounting principles .... |4225|
22. Net income (loss) after Federal income taxes and extraordinary items .... $ (56,937) |4230|

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items .... $ _____ |4211|

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER   Lee Financial Securities, Inc.

For the period (MMDDYY) from ___010112___ to ___123112___

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period .... $ 121,492 [4240]
   A. Net income (loss) .... (56,937) [4250]
   B. Additions (Includes non-conforming capital of ....29 $_____ [4262]) 55,000 [4260]
   C. Deductions (Includes non-conforming capital of .... $_____ [4272]) [4270]

2. Balance, end of period (From item 1800) .... $ 119,555 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period ....30 $_____ [4300]
   A. Increases .... [4310]
   B. Decreases .... [4320]

4. Balance, end of period (From item 3520) .... $_____ [4330]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Lee Financial Securities, Inc.	as of	12/31/12

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... ☒ 4550

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained.. 4560

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name of clearing firm 30 _____ 4335 4570

D. (k)(3) — Exempted by order of the Commission (include copy of letter) 4580

**Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months
and accruals, (as defined below), which have not been deducted in the computation of Net Capital.**

Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	4600	4601	4602	4603	4604	4605
32	4610	4611	4612	4613	4614	4615
33	4620	4621	4622	4623	4624	4625
34	4630	4631	4632	4633	4634	4635
35	4640	4641	4642	4643	4644	4645

Total $ 36 _____ 4699

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE: **DESCRIPTIONS**
1.   Equity Capital
2.   Subordinated Liabilities
3.   Accruals

LEE FINANCIAL SECURITIES, INC.

STATEMENT OF CASH FLOWS

Year ended December 31, 2012

INCREASE (DECREASE) IN CASH

Cash flows from operating activities

Commissions and other fees received	$ 292,304
Salaries and other expenses paid	(350,448)
Net cash used in operating activities	(58,144)

Cash flows from financing activities

Stockholder capital contributed	55,000
Net decrease in cash	(3,144)

Cash

Beginning of year	18,256
End of year	$ 15,112

RECONCILIATION OF NET LOSS TO NET CASH
USED IN OPERATING ACTIVITIES

Net loss	$ (56,937)
Increase in accounts receivable from affiliate	(1,459)
Increase in accounts payable	123
Decrease in other assets	129
Net cash used in operating activities	$ (58,144)

LEE FINANCIAL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2012

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF ORGANIZATION
Lee Financial Securities, Inc. (the *"Company"*), a Hawaii Corporation, was formed on May 13, 1988, and is a wholly-owned subsidiary of Lee Financial Group Inc., an investment management services organization. The Company is registered as a general securities broker-dealer with the Securities and Exchange Commission.

The Company has a distribution agreement with First Pacific Mutual Fund, Inc. (the *"Fund"*), a non-diversified open-end management investment company. Pursuant to Rule 12b-1 of the Investment Company Act of 1940, a distribution plan adopted by the Fund reimburses the Company for certain expenses incurred in distributing the Fund's shares.

INCOME TAXES
The Company is included in the consolidated federal and state income tax returns of its parent. Income taxes are provided for on a separate return basis only to the extent that income tax expense (credit) is incurred by the consolidated group. Although income tax expense was incurred by the consolidated group for the year ended December 31, 2012, no provision was allocated, due to the net loss incurred by the Company for the year.

Management has analyzed the Company's tax positions and has concluded that no liability for unrecognized tax benefits should be recorded related to uncertain tax positions taken on federal, state and local income tax returns for open years (2009 – 2011) or expected to be taken on the Company's 2012 tax return.

USE OF ESTIMATES
In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported amounts of income and expenses during the reported period. Actual results could differ from those estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS
The carrying amounts of cash, commissions receivable, and accrued expenses approximate fair value because of the short maturity of these items.

SUBSEQUENT EVENTS
Subsequent events after the balance sheet date through the date that the financial statements were issued have been evaluated in the preparation of the financial statements.

OTHER
Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

LEE FINANCIAL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2012

(2) REGULATORY REQUIREMENTS

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 (reserve requirement for brokers and dealers) in that the Company does not hold funds or securities for customers and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer.

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2012, the Company had net capital of $14,989, and net capital requirements of $5,000. The percentage of aggregate indebtedness to net capital was 0.82%.

(3) RELATED PARTIES

One of the Company's directors serves on the Board of Directors of First Pacific Mutual Fund, Inc. from which the Company receives a majority of its revenue.



CERTIFIED PUBLIC ACCOUNTANTS

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Lee Financial Securities, Inc.
Honolulu, Hawaii

In planning and performing our audit of the financial statements of Lee Financial Securities, Inc. (the "Company"), as of December 31, 2012 and for the year then ended, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13 and complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

TAIT, WELLER & BAKER LLP

Philadelphia, Pennsylvania
February 27, 2013

LEE FINANCIAL SECURITIES, INC.

ANNUAL AUDITED REPORT
FORM X-17A-5

DECEMBER 31, 2012

TAIT | WELLER

FOCUS. EXPERTISE. RESULTS.

Headquarters

Philadelphia
1818 Market Street
Suite 2400
Philadelphia, PA 19103
(+1) 215.979.8800

New York City
The Chrysler Building
26th Floor
405 Lexington Avenue
New York, NY 10174
(+1) 212.907.6496

New Jersey
517 Route One South
Suite 4101
Iselin, NJ 08830
(+1) 732.634.7940

www.taitweller.com